Exhibit 5.5(a)

Case New Holland, Inc. CNH Global N.V. Tower B, 10th Floor, World Trade Centre, Amsterdam Airport, Schiphol Boulevard 217 1118 BH Amsterdam The Netherlands	Our Ref: CDA/CNHUK Guarantee(2011) Date: 6 April 2011 Email: charles@charlesdealwis.com WE DO NOT ACCEPT SERVICE OF DOCUMENTS BY FAX OR EMAIL

Dear Sirs,

Re:	Case New Holland Inc.

US$1,500,000,000 7 7/8%Senior Notes due 2017

We have acted as the English legal advisers to CNH U.K. Ltd (hereinafter referred to as either “CNH” and/or the “English Guarantor”) in connection with the guarantee given by the English Guarantor, pursuant to the terms of the indenture dated as of June 28, 2010 (the “Indenture”) among, inter alia, Case New Holland, Inc. (the “Company”), the English Guarantor and Wells Fargo Bank, N.A. as trustee thereunder.

Please note that capitalized terms used and not defined herein are used herein as defined in the Indenture.

1.	Documents

For the purpose of issuing this Opinion we have relied upon the following documents:-

(a)	a copy of the Indenture;

(b).	a copy of the Guarantee issued by the English Guarantor (“Guarantee”);

(c)	the Memorandum and Articles of Association of CNH as filed at Companies House at the date hereof (“the Constitution”);

(d)	a copy of the minutes of a meeting of the directors of CNH held on June 11, 2010.

2.	Assumptions

For the purposes of this Opinion we have assumed without investigation:-

(a)	the authenticity and completeness of all documents submitted to us as originals or copies, including in particular but without prejudice to the generality of the foregoing the documents and other papers referred to in paragraph 1. above and the genuineness of any signatures appearing on the face of any of the documents or other papers respectively referred to in paragraph 1. above, the legal capacity of all natural persons and the conformity with the original documents of any copies submitted to us;

(b)	the capacity, power and authority of each of the parties (other than CNH) to enter into the Indenture, the New Notes and the Guarantees and the due execution and entering into of such documents by all the respective parties thereto in compliance with all requisite corporate authorisations;

(c)	that the resolutions of the board of directors of CNH set out in the minutes of the meeting of the said directors held on Friday, June 11, 2010 were duly passed and that the said meeting was quorate and duly and properly convened and held and that the said minutes are a true record of the proceedings described in them and remain in full force and effect without modification;

(d)	that each of the Indenture, the New Notes and the Guarantee incorporates an express choice of and is governed by the law of the State of New York and that the choice of the law of the State of New York to govern each of the Transaction Documents and the Guarantee was made in good faith and for bona fide reasons;

(e)	that, by virtue of provisions respectively contained in the Indenture, the Guarantee and/or any of the other documents relating whether directly or indirectly to the offer, placing and issue of the New Notes, CNH has submitted to the jurisdiction of the courts of the State of New York for all purposes of the interpretation, enforcement and resolution of all other matters concerning or arising out of each of the Indenture and the Guarantee and that the submission to the jurisdiction of the courts of the State of New York was made in good faith and for bona fide reasons;

(f)	that the Indenture, the Guarantee, the New Notes and all other documents relating whether directly or indirectly to the offer, placing and issue of the New Notes will be duly and fully enforceable in accordance with their respective terms under the law of the State of New York;

(g)	that the Guarantee, when entered into by CNH, will be given in good faith and for the purpose of carrying on CNH’s business and, when they are given, there will be reasonable grounds for believing that giving the Guarantee will benefit CNH so that accordingly it is not ultra vires CHH and unenforceable if by reason of there being no commercial benefit to CNH;

(h)	that the Constitution has not been changed and that no resolutions have been passed by either the members or the directors in any way changing or qualifying the terms of the resolutions referred to at paragraph 1(d) above;

(i)	that CNH either did not or will not require the consent or approval of any third party for the entering into, execution and performance of the Indenture or for the entering into, execution and performance of the New Notes and the Guarantee or duly obtained or will obtain any such requisite consent or approval, which has not been or will not be withdrawn;

(j)	that there will be no change in the laws currently applicable to the Company and to CNH respectively and that such laws will be the only laws respectively applicable to the Company and to CNH.

3.	Opinion

Based on and subject to the foregoing, and subject to the reservations and limitations set forth below, we are of the opinion that:

1.	CNH is a private limited liability company duly incorporated, validly existing and in good standing under the laws of England and Wales;

2.	CNH has the requisite power and authority to execute, deliver and perform its obligations under the Indenture and the Guarantee.

3.	The Indenture has been duly authorised and entered into by CNH.

4.	The Guarantee have been duly authorised by CNH.

5.	We are not aware of any reason according to the laws of England as to conflict of laws why the choice of the State of New York to govern the Indenture and the Guarantee would not be regarded by the English courts as a valid choice of law.

6.	We are not aware of any reason why the execution, delivery and performance by CNH of the Guarantee will violate any existing laws of England.

7.	We further confirm that insolvency proceedings with respect to CNH may proceed under, and be governed by, English insolvency law. Despite recent changes to English insolvency law, the procedural and substantive provisions of English insolvency law remain generally more favourable to secured creditors than comparable provisions of U.S. law. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors. It will generally not be possible for the U.K. guarantors or their unsecured creditors to prevent secured creditors with security interests that are superior to the security interests of holders of notes from enforcing their security to repay the debts due to them. Although liquidators and administrators have, under English insolvency law, an obligation to act in the interests of all creditors, our secured creditors will have priority over the assets securing their debt. As a result, your ability to realize claims against us with respect to your notes if the U.K. guarantors become insolvent may be more limited than under U.S. and other laws.

In addition, under English insolvency law, the U.K. guarantors’ liabilities in respect of the notes may also, in the event of insolvency or similar proceedings, rank junior to some of its other debts that are entitled to priority under English law.

These debts entitled to priority may include (a) amounts owed in respect of occupational pension schemes, (b) certain amounts owed to employees and (c) liquidation or administration expenses.

Any interest accruing under or in respect of the notes in respect of any period after the commencement of liquidation or administration proceedings would only be recoverable by holders of the notes from any surplus remaining after payment of all other debts proved in such liquidation or administration and accrued and unpaid interest up to the date of the commencement of proceedings.

A liquidator or administrator of a U.K. guarantor could apply to the court to rescind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at less than market value. Under English insolvency law, the liquidator or administrator of a company may, among other things, apply to the court to rescind a transaction entered into by a company, if such company was insolvent (as defined in the U.K. Insolvency Act 1986) at the time of, or if it became insolvent in consequence of, the transaction and enters into a formal insolvency process (of liquidation or administration) within two years of the completion of the transaction. A transaction might be subject to such rescission if it involved a gift by a company or if a company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene, however, if a company entered into the transaction in good faith for the purpose of carrying on its business and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company.

We believe that the guarantee given by each U.K. guarantor will not be provided in a transaction at less than fair value and that the guarantee will be provided in good faith for the purposes of carrying on the business of the guarantor and its subsidiaries and that there are reasonable grounds for believing that the transactions will benefit the guarantor. There can be no assurance, however, that the provisions of the guarantee by the U.K. guarantors will not be challenged by a liquidator or administrator or that a court would support our analysis.

4.	Reservations

Our reservations are as follows:-

(a)	we express no opinion as to any law other than English law in force at and as interpreted at the date of this Opinion. We are not qualified to, and we do not, express an opinion on the laws of any other jurisdiction including in particular but without prejudice to the generality of the foregoing the law of the State of New York;

(b)	we have not considered any document other than the Indenture and the Guarantee which consideration we have given only for the purpose of the opinions expressed in this letter;

(c)	we express no opinion as to any document other than the Indenture, the New Notes and the Guarantee and in relation to the Indenture, the New Notes and the Guarantee we have not advised and express no opinion as to the terms of such documents;

(d)	we express no opinion as to whether or not and if so to what extent the Indenture, the New Notes and the Guarantee constitute valid and binding obligations on CNH subject to, and in accordance with the application to the Indenture, the New Notes and the Guarantee of, the law of the State of New York;

(e)	we express no opinion on the interpretation and enforceability of the Indenture, the New Notes and the Guarantee as the same are respectively governed by the law of the State of New York, whether the interpretation and/or enforceability of the Indenture, the New Notes and the Guarantee would fall to be determined in a court in the jurisdiction of the State of New York or in a court of any other jurisdiction;

(f)	the enforcement of the performance of the Indenture, the New Notes and the Guarantee may be limited by applicable laws on insolvency, limitation of actions, fraudulent dispositions or similar laws relating to the enforcement of creditors’ rights generally;

(g)	the enforcement in England of a judgment obtained in the USA will be subject to English rules of civil procedure in force from time to time.

5.	Limitation

This Opinion is given to you and to no other person or party. It is also given subject to and upon the condition that it is governed by and should be construed in accordance with English law and that any action arising out of it is subject to the exclusive jurisdiction of the English courts.

It may not be delivered to nor relied upon by any other person or party or for any other purpose nor is it to be quoted or referred to in any document or filed with any person, except in any case with our prior express written consent. We hereby consent to the filing of this Opinion as an exhibit to the registration statement on Form F-4 filed by the Company, CNH Global N.V., the English Guarantor and certain subsidiaries of CNH Global N.V. named therein as guarantors, with the United States Securities and Exchange Commission.

This Opinion is provided on the basis that any liability whether to you or to any other person howsoever arising that (notwithstanding and without prejudice to the provisions of the immediately preceding paragraph of this letter) we might directly or indirectly incur as a result of any of the terms of the opinions we express in paragraph 3. above being incorrect or unjustified or otherwise erroneous (and whether as to matters of fact or law) will be limited in aggregate to a sum equal to our available professional indemnity insurance in force from time to time (save to the extent that a court of competent jurisdiction declares such liability to be of a kind which cannot be so limited).

This opinion letter is limited to the laws of England and Wales. We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions expressed above, including any changes in applicable law which may hereafter occur.

Yours faithfully,

CHARLES DE ALWIS